                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 10)

                            Cox Communications, Inc.
                            ------------------------
                                (Name of Issuer)

                 Class A Common Stock, $1.00 par value per share
                ------------------------------------------------
                         (Title of Class of Securities)

                                   224044 10 7
                                  ------------
                                 (CUSIP Number)

                             Andrew A. Merdek, Esq.,
                              Cox Enterprises, Inc.
                          6205 Peachtree Dunwoody Road
                      Atlanta, Georgia 30328 (678) 645-0000
                      -------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 18, 2004
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        AMENDMENT NO. 10 TO SCHEDULE 13D

CUSIP NO. 224044 10 7                                Page 2 of 20 Pages

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Cox Enterprises, Inc.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS
          BK
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                          0
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                         393,288,968 (Owned Indirectly)*
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
   PERSON                            0
    WITH               --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                                   393,288,968 (Owned Indirectly)*
                       --------------------------------------------------------

 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 393,288,968 (Owned Indirectly)*
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [   ]
          Not Applicable
          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Approximately 62.2%**
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON
          CO
          ---------------------------------------------------------------------

* Includes 27,597,792 shares of Class A Common Stock, par value $1.00 per share (the "Class A Common Stock"), into which the Class C Common Stock indirectly beneficially owned by Cox Enterprises, Inc. ("CEI") may be converted at any time on a share-for-share basis.

** The denominator is based on (i) 604,950,345 shares of Class A Common Stock outstanding as of July 31, 2004, as stated on the facing page of the Form 10-Q of Cox Communications, Inc., a Delaware corporation (the "Company"), for the quarter ended June 30, 2004 and (ii) 27,597,792 shares of Class A Common Stock into which the Class C Common Stock indirectly beneficially owned by CEI may be converted at any time on a share-for-share basis.

                        AMENDMENT NO. 10 TO SCHEDULE 13D

CUSIP NO. 224044 10 7                                Page 3 of 20 Pages

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Cox Holdings, Inc.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS
          Not Applicable
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                          0
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                         366,407,116*
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
   PERSON                            0
    WITH               --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                                   366,407,116*
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          366,407,116*
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [   ]
          Not Applicable
          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Approximately 58.0%**
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON
          CO
          ---------------------------------------------------------------------

* Includes 25,696,470 shares of Class A Common Stock into which the Class C Common Stock owned by Cox Holdings, Inc. ("CHI") may be converted at any time on a share-for-share basis.

** The denominator is based on (i) 604,950,345 shares of Class A Common Stock outstanding as of July 31, 2004, as stated on the facing page of the Form 10-Q of the Company for the quarter ended June 30, 2004 and (ii) 27,597,792 shares of Class A Common Stock into which the Class C Common Stock beneficially owned by CHI and Cox DNS, Inc. ("CDNS") may be converted at any time on a share-for-share basis.

                        AMENDMENT NO. 10 TO SCHEDULE 13D

CUSIP NO. 224044 10 7                                Page 4 of 20 Pages

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Cox DNS, Inc. (formerly Cox Discovery, Inc.)
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS
          Not Applicable
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                          0
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                         26,881,852*
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
   PERSON                            0
    WITH               --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                                   26,881,852*
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          26,881,852*
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [   ]
          Not Applicable
          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Approximately 4.2%**
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON
          CO
          ---------------------------------------------------------------------

* Includes 1,901,322 shares of Class A Common Stock into which the Class C Common Stock owned by CDNS may be converted at any time on a share-for-share basis.

** The denominator is based on (i) 604,950,345 shares of Class A Common Stock outstanding as of July 31, 2004, as stated on the facing page of the Form 10-Q of the Company for the quarter ended June 30, 2004 and (ii) 27,598,792 shares of Class A Common Stock into which the Class C Common Stock beneficially owned by CDNS and CHI may be converted at any time on a share-for-share basis.

                        AMENDMENT NO. 10 TO SCHEDULE 13D

CUSIP NO. 224044 10 7                                Page 5 of 20 Pages

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Barbara Cox Anthony
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS
          Not Applicable
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                          0
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                         393,288,968 (Owned Indirectly)*
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
   PERSON                            0
    WITH               --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                                   393,288,968 (Owned Indirectly)*
                       --------------------------------------------------------

 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 393,288,968 (Owned Indirectly)*
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [   ]
          Not Applicable
          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Approximately 62.2%**
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON
          OO (Trustee, see Item 5(a))
          ---------------------------------------------------------------------

* Includes 27,597,792 shares of Class A Common Stock into which the Class C Common Stock indirectly owned by Mrs. Anthony may be converted at any time on a share-for-share basis.

** The denominator is based on (i) 604,950,345 shares of Class A Common Stock outstanding as of July 31, 2004, as stated on the facing page of the Form 10-Q of the Company for the quarter ended June 30, 2004 and (ii) 27,597,792 shares of Class A Common Stock into which the Class C Common Stock indirectly beneficially owned by Mrs. Anthony may be converted at any time on a share-for-share basis.

                        AMENDMENT NO. 10 TO SCHEDULE 13D

CUSIP NO. 224044 10 7                                Page 6 of 20 Pages

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Anne Cox Chambers
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS
          Not Applicable
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                          0
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                         393,288,968 (Owned Indirectly)*
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
   PERSON                            0
    WITH               --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                                   393,288,968 (Owned Indirectly)*
                       --------------------------------------------------------

 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 393,288,968 (Owned Indirectly)*
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [   ]
          Not Applicable
          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Approximately 62.2%**
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON
          OO (Trustee, see Item 5(a))
          ---------------------------------------------------------------------

* Includes 27,597,792 shares of Class A Common Stock into which the Class C Common Stock indirectly beneficially owned by Mrs. Chambers may be converted at any time on a share-for-share basis.

** The denominator is based on (i) 604,950,345 shares of Class A Common Stock outstanding as of July 31, 2004, as stated on the facing page of the Form 10-Q of the Company for the quarter ended June 30, 2004 and (ii) 27,597,792 shares of Class A Common Stock into which the Class C Common Stock indirectly beneficially owned by Mrs. Chambers may be converted at any time on a share-for-share basis.

Amendment No. 10 to Schedule 13D                                   Page 7 of 20
Cox Enterprises, Inc.
Cox Communications, Inc.

         Cox Enterprises, Inc. ("CEI"), Cox DNS, Inc. ("CDNS") and Cox Holdings, Inc. ("CHI") (collectively, the "Cox Corporations") together with Barbara Cox Anthony and Anne Cox Chambers hereby file this Amendment No. 10 to Schedule 13D (this "Amendment") to amend the Cox Corporations' joint filing on Schedule 13D (filed with the Securities and Exchange Commission (the "Commission") on January 27, 1995), as amended by Amendment No. 1 to Schedule 13D (filed with the Commission on April 18, 1995), Amendment No. 2 to Schedule 13D (filed with the Commission on July 17, 1995), Amendment No. 3 to Schedule 13D (filed with the Commission on July 1, 1996), Amendment No. 4 to Schedule 13D (filed with the Commission on April 27, 2001), Amendment No. 5 to Schedule 13D (filed with the Commission on November 16, 2001) Amendment No. 6 to Schedule 13D (filed with the Commission on January 30, 2002), Amendment No. 7 to Schedule 13D (filed with the Commission on February 25, 2002), Amendment No. 8 to Schedule 13D (filed with the Commission on February 14, 2003) and Amendment No. 9 to Schedule 13D (filed with the Commission on August 2, 2004) (the original joint filing on Schedule 13D, together with Amendment Nos. 1-9 to Schedule 13D, are collectively referred to herein as the "Schedule 13D"), with respect to their beneficial ownership of shares of Class A Common Stock, par value $1.00 per share (the "Class A Common Stock"), issued by Cox Communications, Inc., a Delaware corporation (the "Company"). Mrs. Anthony and Mrs. Chambers, both of whom had previously filed separately, began filing jointly with the Cox Corporations with Amendment No. 8 to Schedule 13D, and this Amendment also amends the Schedule 13D, as amended, originally filed by each of Mrs. Anthony and Mrs. Chambers.

         Except as modified herein, the Schedule 13D is unmodified.

ITEM 2. IDENTITY AND BACKGROUND

         This Amendment is being jointly filed by the Cox Corporations, Mrs. Anthony and Mrs. Chambers.

         All of the Cox Corporations are incorporated in the State of Delaware. The principal businesses of CEI are publishing, broadband communications, broadcasting and automobile auctions. CDNS and CHI are holding companies. The principal office and business address of the Cox Corporations is 6205 Peachtree Dunwoody Road, Atlanta, Georgia 30328. The principal residence address of Mrs. Anthony is 3944 Noela Place, Honolulu, Hawaii 96815, and the principal residence address of Mrs. Chambers is 426 West Paces Ferry Road, N.W., Atlanta, Georgia 30305.

         The directors and executive officers of CEI, CDNS and CHI (including Mrs. Chambers and Mrs. Anthony) are set forth on Schedules I through III, respectively, and incorporated

Amendment No. 10 to Schedule 13D                                   Page 8 of 20
Cox Enterprises, Inc.
Cox Communications, Inc.

herein by reference. These Schedules set forth the following information with respect to each such person:

         (i)    name;
         (ii)   residence or business address; and
         (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

During the last five years, none of the Cox Corporations, Mrs. Anthony, Mrs. Chambers nor, to the best knowledge of the persons filing this Amendment, any of the Cox Corporations' respective executive officers or directors, have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

         During the last five years, none of the Cox Corporations, Mrs. Anthony, Mrs. Chambers nor, to the best knowledge of the persons filing this Amendment, any of the Cox Corporations' respective executive officers or directors, have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which it, he or she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         To the best knowledge of the persons filing this Amendment, all of the individuals listed in Schedules I through III are citizens of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         In connection with the transaction described in Item 4, CEI estimates that the total amount of funds required to purchase all of the Company's Class A Common Stock not currently owned by the Cox Corporations in the Offer (as defined in Item 4) and the Merger (as defined in Item 4), settle outstanding vested options with an exercise price less than the Offer Price (as defined in Item 4) and pay estimated fees and expenses will be approximately $8.5 billion. On August 1, 2004, CEI received a commitment letter (the "August 1 Commitment") from Citigroup Global Markets Inc., Citicorp North America, Inc., Lehman Brothers Inc. and Lehman Commercial Paper Inc. to provide funding for the Offer and the Merger. A summary of the August 1 Commitment was included in Item 3 of, and a copy of the August 1 Commitment was filed with, Amendment No. 9 to
Schedule 13D. On August 23, 2004, CEI entered into a new commitment letter (the "August 23 Commitment") with substantially similar terms as the August 1 Commitment, except that JPMorgan Chase Bank and J.P. Morgan Securities Inc. were added as parties and lenders, and which superceded

Amendment No. 10 to Schedule 13D                                   Page 9 of 20
Cox Enterprises, Inc.
Cox Communications, Inc.

and replaced the August 1 Commitment. In connection with entering into the Merger Agreement described in Item 4, CEI entered into an amendment to the August 23 Commitment to provide for the terms of the Offer and Merger as set forth in the Merger Agreement. CEI anticipates using the approximately $1.5 billion not used to fund the Offer and the Merger to refinance existing indebtedness and for working capital and other general corporate purposes.

         This summary of the August 23 Commitment, as amended, does not purport to be complete and is qualified in its entirety by the August 23 Commitment and the amendment, which are attached hereto as Exhibit 7.05 and Exhibit 7.06, respectively, the complete texts of which are hereby incorporated by reference.

ITEM 4. PURPOSE OF TRANSACTION

         On August 1, 2004, CEI sent a letter to the Company's Board of Directors stating that it proposed to acquire all of the outstanding Class A Common Stock not currently owned by the Cox Corporations (the "Shares"). On August 17, 2004, the Company announced that its Board of Directors formed a special committee of independent directors (the "Special Committee") consisting of Janet Clarke, Rodney Schrock and Andrew Young, to consider CEI's proposal to acquire the Shares. On October 18, 2004 the Special Committee unanimously recommended to the Company's full Board of Directors an Agreement and Plan of Merger (the "Merger Agreement") among CEI, CHI and the Company, and on October 18, 2004, the full Board of Directors of the Company unanimously approved the Merger Agreement and the Offer (as defined below).

         On October 19, 2004, CEI, CHI, CEI-M Corporation (a newly-formed, wholly-owned subsidiary of CHI) and the Company entered into the Merger Agreement that, as an initial step, contemplates a joint tender offer by CHI and the Company (the "Offer") to purchase all of the Shares at a purchase price of $34.75 per share. The Offer is conditioned upon, among other things, a non-waivable condition that pursuant to the Offer, there shall have been validly tendered and not withdrawn before the Offer expires the number of Shares which constitutes at least a majority of the outstanding Shares not beneficially owned by CEI or directors or executive officers of the Company.

         Following the completion of the Offer, assuming all conditions to the Offer and the Merger are satisfied or waived, the Company would be merged (the "Merger") with and into CEI-M Corporation in accordance with the terms of the Merger Agreement and Delaware law, and the Company would then exist as an indirect, wholly-owned subsidiary of CEI. If the joint tender offer results in CEI beneficially owning at least 90% of the then

Amendment No. 10 to Schedule 13D                                  Page 10 of 20
Cox Enterprises, Inc.
Cox Communications, Inc.

outstanding shares of Class A Common Stock, the Merger will be completed without a vote of stockholders pursuant to Section 253 of the Delaware General Corporation Law, and if the Offer results in CEI beneficially owning less than 90%, the Merger Agreement provides that the Company will call a special meeting of stockholders to vote on the Merger at which meeting the Cox Corporations intend to vote their shares in favor of, and thereby approve, the Merger. Alternatively, following the purchase of Shares pursuant to the Offer, CEI beneficially owns in the aggregate less than 90% of the Shares outstanding, CEI and/or CHI may convert such number of shares of Class C Common Stock into Class A Common Stock to the extent that, after giving effect to such conversion, CEI would beneficially own in the aggregate the number of Shares necessary to effect a merger in accordance with Section 253 of the Delaware General Corporation Law. In either case, stockholders who do not tender their shares of Class A Common Stock during the Offer will also receive $34.75 per share in cash for their shares in the Merger. A copy of the Merger Agreement is attached hereto as
Exhibit 7.07, the complete text of which is hereby incorporated by reference.

The foregoing is intended for informational purposes only and is not an offer to buy, a solicitation of an offer to sell or a recommendation to sell any shares of the Company's common stock. The solicitation of offers to sell Shares will only be made pursuant to a tender offer statement on Schedule TO and an offer to purchase and related materials. The Company's shareholders and other interested parties are urged to read the tender offer statement on Schedule TO, the offer to purchase and the Company's solicitation/recommendation statement on Schedule 14D-9 and other relevant documents filed with the SEC by CEI and the Company when they become available because they will contain important information. The Company's shareholders will be able to obtain such documents free of charge at the SEC's web site: www.sec.gov or from CEI at 6205 Peachtree Dunwoody Road, Atlanta, GA 30328, Attn: Corporate Communications.

         In the event the Merger is consummated, holders of Shares at the effective time of the Merger who did not vote in favor of the Merger, if applicable, and who comply with the necessary procedures have certain rights under Delaware law to dissent and to demand appraisal of the fair value of their Shares. Under Delaware law, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination by the Delaware Chancery Court of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any.

         CEI cannot make any representation as to the outcome of an appraisal of fair value as determined by the Delaware Chancery Court, and stockholders should recognize that such an appraisal could result in a determination of a value higher than, lower than, or equivalent to, the price per Share paid pursuant to the Offer. Moreover, CEI may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of the Shares is less than the price per Share paid

Amendment No. 10 to Schedule 13D                                  Page 11 of 20
Cox Enterprises, Inc.
Cox Communications, Inc.

pursuant to the Offer and in the Merger. In determining the fair value of the Shares, the court is required to take into account all relevant factors. Therefore, such determination could be based upon considerations other than, or in addition to, the price paid in the Offer and in the Merger, the market price of the Shares, asset values and the earning capacity of the Company. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in an appraisal proceeding. In addition, in Weinberger and in Rabkin v. Philip A. Hunt Chemical Corp., the Delaware Supreme Court stated that, while ordinarily the only monetary remedy available to a stockholder who dissents to a merger would be an appraisal, such a remedy may not be adequate "in certain cases, particularly where fraud, misrepresentation, self-dealing, deliberate waste of corporate assets, or gross and palpable over-reaching are involved," and that in such cases the Delaware Chancery Court will be free to fashion any form of appropriate relief.

         The Merger may be found to be subject to additional requirements for the existence of "fairness." Several recent decisions by the Delaware courts have held that a controlling stockholder of a company involved in a merger has a fiduciary duty to the other stockholders which requires that the merger be fair to such other stockholders. In determining whether a merger is fair to minority stockholders, the Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there was fair dealing among the parties. The Weinberger decision provides that in most cases the remedy available in a merger is the right to an appraisal described above. However, as discussed above, any other form of appropriate relief, including damages, may be available in certain cases.

         The Commission has adopted Rule 13e-3 under the Exchange Act which is applicable to certain "going private" transactions, including the Merger. Rule 13e-3 requires among other things, that certain financial information concerning the Company, and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction, be filed with the Commission and disclosed to minority stockholders prior to consummation of the transaction. CEI and CHI intend to file the information required by Rule 13e-3 with the Commission upon commencement of the Offer as part of the tender offer disclosure statement and to provide such disclosure statement, including the required Rule 13e-3 information, to holders of Shares upon commencement.

         Other than the above-described Offer and Merger, none of the Cox Corporations nor, to the best knowledge of the persons filing this Amendment, any of their respective executive officers or directors, Anne Cox Chambers or Barbara Cox Anthony have any plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j). The Cox

Amendment No. 10 to Schedule 13D                                  Page 12 of 20
Cox Enterprises, Inc.
Cox Communications, Inc.

Corporations understand that any of their respective executive officers and directors that hold shares of the Company's Class A Common Stock do so for investment purposes.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) See Items 11 and 13 of the cover pages to this Amendment for the aggregate number of shares and percentage of Class A Common Stock beneficially owned by each of the Cox Corporations, Mrs. Chambers and Mrs. Anthony.

         There are 604,516,641 shares of common stock of CEI outstanding, with respect to which: (i) Mrs. Anthony, as trustee of the Anne Cox Chambers Atlanta Trust, exercises beneficial ownership over 174,949,266 shares (28.9%); (ii) Mrs. Chambers, as trustee of the Barbara Cox Anthony Atlanta Trust, exercises beneficial ownership over 174,949,266 shares (28.9%); (iii) Mrs. Anthony, Mrs. Chambers and Richard L. Braunstein, as trustees of the Dayton Cox Trust A, exercise beneficial ownership over 248,237,055 shares (41.1%); and (iv) 274 individuals and trusts exercise beneficial ownership over the remaining 6,381,054 shares (1.1%). Thus, Mrs. Anthony and Mrs. Chambers, who are sisters, together exercise beneficial ownership over 598,135,587 shares (98.9%) of the common stock of CEI. In addition, Garner Anthony, the husband of Mrs. Anthony, holds beneficially and of record 43,734 shares of common stock of CEI. Mrs. Anthony disclaims beneficial ownership of such shares. Thus, Mrs. Chambers and Mrs. Anthony share ultimate control over the Cox Corporations, and thereby indirectly exercise beneficial ownership over approximately 62.2% of the Class A Common Stock.

         The Cox Corporations have been informed that the following executive officers and directors of the Cox Corporations beneficially own shares of the Company's Class A Common Stock:

                  James C. Kennedy                            241,500
                  Robert C. O'Leary                            17,721
                  Michael J. Mannheimer                        14,173
                  Arthur M. Blank                               6,850
                  Carl R. Gross                                 5,483
                  G. Dennis Berry                               4,950
                  John G. Boyette                               3,500
                  Richard L. Braunstein                         2,500
                  Richard J. Jacobson                           2,500
                  Gregory B. Morrison                             751

Amendment No. 10 to Schedule 13D                                  Page 13 of 20
Cox Enterprises, Inc.
Cox Communications, Inc.

                  David E. Easterly                               600
                  Marybeth H. Leamer                              500
                  Thomas B. Whitfield                             100

Each of the individuals listed above beneficially owns less than one percent of the Class A Common Stock.

         (b) See Items 7 and 9 of the cover pages to this Amendment for the number of shares of Class A Common Stock beneficially owned by each of the Cox Corporations as to which there is shared power to vote or direct the vote or shared power to dispose or to direct the disposition of such shares of Class A Common Stock.

         Mrs. Chambers and Mrs. Anthony have the indirect shared power to direct the vote or direct the disposition of 393,288,968 shares of Class A Common Stock (including 27,597,792 shares of Class A Common Stock into which the Class C Common Stock indirectly beneficially owned by Mrs. Chambers and Mrs. Anthony may be converted at any time).

         The number of shares set forth above as beneficially owned by the Cox Corporations, Mrs. Chambers and Mrs. Anthony does not include any shares beneficially owned by any person listed on Schedules I through III hereto for his or her personal investment account. The Cox Corporations, Mrs. Chambers and Mrs. Anthony expressly disclaim beneficial ownership of all such shares owned by all such persons and are not a party to any agreement or arrangement of any kind with any such persons with respect to the acquisition, holding, voting or disposition of any such shares of Class A Common Stock or any shares of Class A Common Stock that they beneficially own.

         Except as indicated in Item 5(a), the Cox Corporations understand that the executive officers and directors listed in Item 5(a) above have the sole power to vote or direct the vote, and sole power to dispose or direct the disposition of the number of shares of Class A Common Stock that they beneficially own.

         (c) None of the Cox Corporations nor, to the best knowledge of the persons filing this Amendment, any of the Cox Corporations' respective executive officers and directors, Mrs. Chambers or Mrs. Anthony have effected any transactions in the Class A Common Stock during the past sixty days.

Amendment No. 10 to Schedule 13D                                  Page 14 of 20
Cox Enterprises, Inc.
Cox Communications, Inc.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock referred to in paragraphs (a) and (b) above.

         (e) Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 7.01 Joint Filing Agreement dated January 29, 1995, among CEI, CHI, CDNS and Cox Investment Company, Inc. (incorporated by reference to Exhibit 7.02 to the Cox Corporations' Schedule 13D, as filed with the Commission on January 27, 1995).

Exhibit 7.02 Joinder of Barbara Cox Anthony and Anne Cox Chambers, dated as of February 14, 2003 to the Joint Filing Agreement, as amended, among CEI, CHI, CDNS, Cox Investment Company, Inc., Barbara Cox Anthony and Anne Cox Chambers (incorporated by reference to Exhibit 7.03 to Amendment No. 8 to the Cox Corporations' Schedule 13D, as filed with the Commission on February 14, 2003).

Exhibit 7.03 Power of Attorney, dated as of June 27, 1995, appointing each of Marion H. Allen, III and Andrew A. Merdek, signing singly, as attorneys-in-fact for Anne Cox Chambers (incorporated by reference as Exhibit 7.02 to Amendment No. 2 to the Schedule 13D of Mrs. Chambers, as filed with the Commission on July 17,
                  1995).

Exhibit 7.04 Commitment Letter, dated August 1, 2004, from Citigroup Global Markets Inc., Citicorp North America, Inc., Lehman Brothers Inc. and Lehman Commercial Paper Inc. (incorporated by reference to Exhibit 7.06 to Amendment No. 9 (filed with the Commission on August 2, 2004)).

Exhibit 7.05 Commitment Letter, dated August 23, 2004, from Citigroup Global Markets Inc., Citicorp North America, Inc., Lehman Brothers Inc., Lehman Commercial Paper Inc., JPMorgan Chase Bank and J.P. Morgan Securities Inc.

Exhibit 7.06 Amended Commitment Letter, dated October 19, 2004, from Citigroup Global Markets Inc., Citicorp North America, Inc., Lehman Brothers Inc., Lehman Commercial Paper Inc., JPMorgan Chase Bank and J.P. Morgan Securities Inc.

Amendment No. 10 to Schedule 13D                                  Page 15 of 20
Cox Enterprises, Inc.
Cox Communications, Inc.

Exhibit 7.07 Agreement and Plan of Merger, dated October 19, 2004, by and among Cox Enterprises, Inc., Cox Holdings, Inc., CEI-M Corporation and Cox Communications, Inc.

Exhibit 7.08      Press Release, dated October 19, 2004.

Amendment No. 10 to Schedule 13D                                  Page 16 of 20
Cox Enterprises, Inc.
Cox Communications, Inc.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    COX ENTERPRISES, INC.



October 19, 2004                    By: /s/ Andrew A. Merdek
------------------                      ---------------------------------------
     Date                                   Andrew A. Merdek
                                            Vice President, Legal Affairs, General Counsel and
                                            Corporate Secretary

Amendment No. 10 to Schedule 13D                                  Page 17 of 20
Cox Enterprises, Inc.
Cox Communications, Inc.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    COX HOLDINGS, INC.



October 19, 2004                    By: /s/ Andrew A. Merdek
------------------                      ---------------------------------------
    Date                                Andrew A. Merdek
                                        Secretary

Amendment No. 10 to Schedule 13D                                  Page 18 of 20
Cox Enterprises, Inc.
Cox Communications, Inc.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    COX DNS, INC.



October 19, 2004                    By: /s/ Andrew A. Merdek
------------------                          -----------------------------------
    Date                                    Andrew A. Merdek
                                            Secretary

Amendment No. 10 to Schedule 13D                                  Page 19 of 20
Cox Enterprises, Inc.
Cox Communications, Inc.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    BARBARA COX ANTHONY



October 19, 2004                    By: /s/ Barbara Cox Anthony
------------------                          -----------------------------------
    Date                                    Barbara Cox Anthony

Amendment No. 10 to Schedule 13D                                  Page 20 of 20
Cox Enterprises, Inc.
Cox Communications, Inc.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    ANNE COX CHAMBERS



October 19, 2004                    By: /s/ Anne Cox Chambers
------------------                          -----------------------------------
     Date                                   Anne Cox Chambers

                                   Schedule I
                              Cox Enterprises, Inc.
                        Executive Officers and Directors

Name                               Business Address                      Principal Occupation      Employed
----                               ----------------                      --------------------      --------

James C. Kennedy*                  Cox Enterprises, Inc.                 Chairman of the Board     Cox Enterprises, Inc.
                                   6205 Peachtree Dunwoody Road          and Chief Exec. Officer   6205 Peachtree Dunwoody Road
                                   Atlanta, GA 30328                                               Atlanta, GA 30328

David E. Easterly*                 Cox Enterprises, Inc.                 Vice Chairman             Cox Enterprises, Inc.
                                   6205 Peachtree Dunwoody Road                                    6205 Peachtree Dunwoody Road
                                   Atlanta, GA 30328                                               Atlanta, GA 30328

G. Dennis Berry                    Cox Enterprises, Inc.                 President and Chief       Cox Enterprises, Inc.
                                   6205 Peachtree Dunwoody Road          Operating Officer         6205 Peachtree Dunwoody Road
                                   Atlanta, GA 30328                                               Atlanta, GA 30328

Robert C. O'Leary*                 Cox Enterprises, Inc.                 Exec. Vice President      Cox Enterprises, Inc.
                                   6205 Peachtree Dunwoody Road          and Chief Financial       6205 Peachtree Dunwoody Road
                                   Atlanta, GA 30328                     Officer                   Atlanta, GA 30328

John G. Boyette                    Cox Enterprises, Inc.                 Senior Vice President     Cox Enterprises, Inc.
                                   6205 Peachtree Dunwoody Road          Investments and           6205 Peachtree Dunwoody Road
                                   Atlanta, GA 30328                     Administration            Atlanta, GA 30328

Timothy W. Hughes                  Cox Enterprises, Inc.                 Senior Vice President     Cox Enterprises, Inc
                                   6205 Peachtree Dunwoody Road          Administration            6205 Peachtree Dunwoody Road
                                   Atlanta, GA 30328                                               Atlanta, GA 30328

Alexander V. Netchvolodoff         Cox Enterprises, Inc.                 Senior Vice President     Cox Enterprises, Inc.
                                   6205 Peachtree Dunwoody Road          Public Policy             6205 Peachtree Dunwoody Road
                                   Atlanta, GA 30328                                               Atlanta, GA 30328

Barbara C. Anthony*                Cox Enterprises, Inc.                 Vice President            Cox Enterprises, Inc.
                                   6205 Peachtree Dunwoody Road                                    6205 Peachtree Dunwoody Road
                                   Atlanta, GA 30328                                               Atlanta, GA 30328

Preston B. Barnett                 Cox Enterprises, Inc.                 Vice President and        Cox Enterprises, Inc.
                                   6205 Peachtree Dunwoody Road          General Tax Counsel       6205 Peachtree Dunwoody Road
                                   Atlanta, GA 30328                                               Atlanta, GA 30328

Anne C. Chambers*                  Cox Enterprises, Inc.                 Vice President            Cox Enterprises, Inc.
                                   6205 Peachtree Dunwoody Road                                    6205 Peachtree Dunwoody Road
                                   Atlanta, GA 30328                                               Atlanta, GA 30328

Richard D. Huguley                 Cox Enterprises, Inc.                 Vice President,           Cox Enterprises, Inc.
                                   6205 Peachtree Dunwoody Road          Development               6205 Peachtree Dunwoody Road
                                   Atlanta, GA 30328                                               Atlanta, GA 30328

Marybeth H. Leamer                 Cox Enterprises, Inc.                 Vice President, Human     Cox Enterprises, Inc.
                                   6205 Peachtree Dunwoody Road          Resources                 6205 Peachtree Dunwoody Road
                                   Atlanta, GA 30328                                               Atlanta, GA 30328

*  Director of the Corporation

Name                               Business Address                      Principal Occupation      Employed
----                               ----------------                      --------------------      --------

Richard J. Jacobson                Cox Enterprises, Inc.                 Vice President &          Cox Enterprises, Inc.
                                   6205 Peachtree Dunwoody Road          Treasurer                 6205 Peachtree Dunwoody Road
                                   Atlanta, GA 30328                                               Atlanta, GA 30328

Michael J. Mannheimer              Cox Enterprises, Inc.                 Vice President,
                                   6205 Peachtree Dunwoody Road          Materials Management      Cox Enterprises, Inc
                                   Atlanta., GA                                                    6205 Peachtree Dunwoody Road
                                                                                                   Atlanta, GA 30328

Andrew A. Merdek                   Cox Enterprises, Inc.                 Vice President- Legal     Cox Enterprises, Inc.
                                   6205 Peachtree Dunwoody Road          Affairs, General Counsel  6205dPeachtree Dunwoody Road
                                   Atlanta, GA 30328                     Corporate Secretary       Atlanta, GA 30328

Gregory B. Morrison                Cox Enterprises, Inc.                                           Cox Enterprises, Inc.
                                   6205 Peachtree Dunwoody Road          Vice President            6205 Peachtree Dunwoody Road
                                   Atlanta, GA 30328                     & Chief Information       Atlanta, GA 30328
                                                                         Officer
John C. Williams                   Cox Enterprises, Inc.                                           Cox Enterprises, Inc.
                                   6205 Peachtree Dunwoody Road          Vice President            6205 Peachtree Dunwoody Road
                                   Atlanta, GA 30328                     Marketing                 Atlanta, GA 30328

Sanford Schwartz                   Cox Enterprises, Inc.                 Vice President,           Cox Enterprises, Inc.
                                   6205 Peachtree Dunwoody Road          Business Development      6205 Peachtree Dunwoody Road
                                   Atlanta, GA 30328                                               Atlanta, GA 30328

Thomas B. Whitfield                Cox Enterprises, Inc.                 Vice President,           Cox Enterprises, Inc.
                                   6205 Peachtree Dunwoody Road          Direct Marketing          6205 Peachtree Dunwoody Road
                                   Atlanta, GA 30328                                               Atlanta, GA 30328

Alexandra M. Wilson                Cox Enterprises, Inc.                 Vice President, Public    Cox Enterprises, Inc.
                                   6205 Peachtree Dunwoody Road          Policy                    6205 Peachtree Dunwoody Road
                                   Atlanta, GA  30328                                              Atlanta, GA 30328

Arthur M. Blank*                   Cox Enterprises, Inc.                 Chairman, President       AMB Group, LLC
                                   6205 Peachtree Dunwoody Road          & Chief Executive         3290 Northside Parkway
                                   Atlanta, GA  30328                    Officer                   Atlanta, GA  30327

Richard L. Braunstein*             Dow, Lohnes &                         Member                    Dow, Lohnes &
                                   Albertson, PLLC                                                 Albertson, PLLC
                                   1200 New Hampshire Ave                                          1200 New Hampshire Ave.
                                   Washington, DC 20036                                            Washington, DC 20036

Thomas O. Cordy*                   3770 Village Drive                    Director-                 The Maxxis Group, Inc.
                                   Atlanta, GA 30331                     Retired President and
                                                                         Chief Executive Officer

Carl R. Gross*                     Cox Enterprises, Inc.                 Director                  Retired Senior Vice President
                                   6205 Peachtree Dunwoody Road                                    and Chief Administrative
                                   Atlanta, GA  30328                                              Officer

Paul J. Rizzo*                     Cox Enterprises, Inc.                 Director-                 Franklin Street Partners
                                   6205 Peachtree Dunwoody Road          Retired Vice Chairman,    6330 Quadrangle Drive

Paul J. Rizzo*                     Cox Enterprises, Inc.                 Director-                 Franklin Street Partners
                                   6205 Peachtree Dunwoody Road          Retired Vice Chairman,    6330 Quadrangle Drive
                                   Atlanta, GA  30328                    IBM Corporation           Chapel Hill, NC  27514

*  Director of the Corporation

                                   Schedule II
                               Cox Holdings, Inc.
                        Executive Officers and Directors

Name                       Business Address                   Principal Occupation        Employed
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
G. Dennis Berry            President                          President and Chief         Cox Enterprises, Inc.
                           Cox Holdings, Inc.                 Operating Officer           6205 Peachtree Dunwoody Road
                           6205 Peachtree Dunwoody Road                                   Atlanta, GA 30328
                           Atlanta, GA 30328

Preston B. Barnett         Vice President                     Vice President and          Cox Enterprises, Inc.
                           Cox Holdings, Inc.                 General Tax Counsel         6205 Peachtree Dunwoody Road
                           6205 Peachtree Dunwoody Road                                   Atlanta, GA 30328
                           Atlanta, GA 30328

Richard J. Jacobson*       Treasurer                          Vice President &            Cox Enterprises, Inc.
                           Cox Holdings, Inc.                 Treasurer                   6205 Peachtree Dunwoody Road
                           6205 Peachtree Dunwoody Road                                   Atlanta, GA 30328
                           Atlanta, GA 30328

Andrew A. Merdek*          Secretary                          Vice President, Legal       Cox Enterprises, Inc.
                           Cox Holdings, Inc.                 Affairs, General Counsel    6205 Peachtree Dunwoody Road
                           6205 Peachtree Dunwoody Road       and Corporate Secretary     Atlanta, GA 30328
                           Atlanta, GA 30328
---------------------------------------------------------------------------------------------------------------------------------

                                  Schedule III
                                  Cox DNS, Inc.
                        Executive Officers and Directors

Name                       Business Address                     Principal Occupation        Employed
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
Robert C. O'Leary*         President                            Executive Vice President    Cox Enterprises, Inc.
                           Cox DNS, Inc.                        and Chief Financial Officer 6205 Peachtree Dunwoody Road
                           6205 Peachtree Dunwoody Road                                     Atlanta, GA 30328
                           Atlanta, GA 30328

Preston B. Barnett         Vice President                       Vice President and          Cox Enterprises, Inc.
                           Cox DNS, Inc.                        General Tax Counsel         6205 Peachtree Dunwoody Road
                           6205 Peachtree Dunwoody Road                                     Atlanta, GA 30328
                           Atlanta, GA 30328

Richard J. Jacobson        Treasurer                            Vice President and          Cox Enterprises, Inc.
                           Cox DNS, Inc.                        Treasurer                   6205 Peachtree Dunwoody Road
                           6205 Peachtree Dunwoody Road                                     Atlanta, GA 30328
                           Atlanta, GA 30328
Andrew A. Merdek*
                           Secretary                            Vice President, Legal       Cox Enterprises, Inc.
                           Cox DNS, Inc.                        Affairs, General Counsel    6205 Peachtree Dunwoody Road
                           6205 Peachtree Dunwoody Road         And Corporate Secretary     Atlanta, GA 30328
                           Atlanta, GA 30328

Sanford Schwartz*          Vice President                       Vice President              Cox Enterprises, Inc.
                           Cox DNS, Inc.                        Business Development        6205 Peachtree Dunwoody Road
                           6205 Peachtree Dunwoody Road                                     Atlanta, GA 30328
                           Atlanta, GA 30328
---------------------------------------------------------------------------------------------------------------------------------